EXECUTION COPY

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, Suite 2110
Toronto, Ontario
M5K 1H1

July 4, 2014

CONFIDENTIAL

DACHA STRATEGIC METALS INC.
212 King Street West, Suite 201
Toronto, Ontario
M5H 1K5

Attn: Mr. Peter Puccetti, Chief Executive Officer

Dear Sirs:

Re:        Acquisition Agreement

We write further to the letter agreement (the “Letter Agreement”) dated June 10, 2014 between Merus Labs International Inc. (“Merus Labs”) and Dacha Strategic Metals Inc. (“Dacha”) pursuant to which Merus Labs agreed to acquire all of the issued and outstanding shares (the “Newco Shares”) of a corporation to be incorporated and organized by Dacha (“Newco”) in exchange for the issuance of common shares of Merus Labs (the “Merus Shares”) to Dacha (the “Acquisition”). The purposes of this further letter agreement (the “Acquisition Agreement”) is to set forth the definitive terms upon which the Acquisition will be completed, and is agreed to be the “Acquisition Agreement” as contemplated in Section 2 of the Letter Agreement.

ARTICLE 1
DEFINITIONS

1.1                            Definitions. The definitions set forth in Schedule A to this Acquisition Agreement are incorporated into this Acquisition Agreement and when used herein will have the meanings set forth in Schedule A.

PART 2
NEWCO

2.1                            Incorporation and Organization of Newco. Dacha will complete the incorporation and organization of Newco in the following manner, which incorporation and organization will be completed prior to the closing of the Acquisition (the “Closing”):

(a)        Newco will be incorporated under the Canada Business Corporations Act;

(b)        the authorized capital of Newco will be comprised solely of an unlimited number of common shares without par value;

(c)        the articles of incorporation and bylaws of Newco will be as agreed to by Dacha and Merus Labs, each acting reasonably;

(d)        Peter Puccetti will be the sole officer and director of Newco;

(e)        during the period from the date of incorporation to the date of Closing (the “Closing Date”), Dacha will subscribe for and purchase common shares of Newco (the “Newco Common Shares”) at a price of $1.00 per share;

(f)        all subscriptions by Dacha for the Newco Common Shares will be paid for by payment of cash to Newco at or prior to the date of issuance of the Newco Common Shares;

(g)        the amount of cash held by Newco at Closing (the “Newco Closing Cash”), all of which will represent proceeds from the issuance of Newco Common Shares in accordance with Section 2.1(e) , will be not less than $6.0 million, less the amount of cash, if any, invested by Dacha in any Merus Equity Financing (as hereinafter defined) pursuant to Section 3.4 of this Acquisition Agreement;

(h)        Newco’s assets as at Closing will be comprised exclusively of the Newco Closing Cash received from the subscriptions and payment for the Newco Common Shares;

(i)        Newco will deposit all Newco Closing Cash in a bank account (the “Newco Bank Account”) established by Newco at the Royal Bank of Canada (the “Newco Bank”);

 (j)        Newco will not enter into any agreements, conduct any business or incur any liabilities prior to the completion of the Acquisition, except to the extent contemplated by this Acquisition Agreement or agreed to by Merus Labs and Dacha; and

(k)        any other matters relating to the incorporation and organization of Newco not addressed in this Acquisition Agreement will be agreed to by Merus Labs and Dacha, each acting reasonably.

PART 3
PURCHASE AND SALE

3.1                            Purchase and Sale of Newco Common Shares. Subject to the Merus Labs Closing Conditions and the Dacha Closing Conditions (each as hereinafter defined) and all other terms and conditions herein, Merus Labs agrees to purchase from Dacha and Dacha agrees to sell the Newco Common Shares to Merus Labs for the purchase price (the “Purchase Price”) determined and paid for as follows:

(a)        the Purchase Price will equal the amount of the Newco Closing Cash,

(b)        as payment of the Purchase Price, Merus Labs will issue to Dacha on Closing a number of common shares of Merus (the “Merus Acquisition Shares”) determined based on the agreed value of the Merus Acquisition Shares of $1.70 per share (the “Agreed Market Value of the Merus Shares”) as follows:

Merus Acquisition Shares =	Purchase Price
$1.70 per Merus Acquisition Share

The Merus Acquisition Shares will not include any fractional shares. If the number of Merus Acquisition Shares pursuant to the formula above would otherwise include any fractional shares, the number of Mersu Acquisition Shares to be issued by Merus Labs will be rounded up or down to the nearest whole number of shares.

Dacha acknowledges and agrees that the Agreed Market Value of the Merus Shares is not subject to adjustment, as originally contemplated in the Letter Agreement, as a result of the participation by Dacha in the bought deal offering of common shares of Merus at a price of $1.70 per share completed on June 19, 2014.

3.2                            Takeover Bid Exemption. Merus Labs and Dacha agree that the Acquisition will be completed as an exempt takeover bid under Section 100.2 of the Securities Act (Ontario) and accordingly, (i) the Merus Acquisition Shares will be issued to Dacha in reliance on the exemption from the prospectus requirements of the Securities Act (Ontario) provided by Section 2.16 of National Instrument 45-106, and (ii) the first trade of the Merus Acquisition Shares will subject to Section 2.6 of National Instrument 45-102.

3.3                            Effect of Acquisition. Upon Closing:

(a)	Newco will be a wholly-owned subsidiary of Merus Labs, and

(b)	Dacha will own the Merus Acquisition Shares.

3.4                            Equity Participation Rights. Merus Labs agrees that Dacha will have the right and option during the period from the date of this Acquisition Agreement to the earlier of (i) the date of termination of this Acquisition Agreement (or, if the Acquisition Agreement is executed, the date of termination of the Acquisition Agreement) and (ii) the date the Acquisition is completed (the “Interim Period”), to participate in any equity financing undertaken by Merus Labs (a “Merus Equity Financing”) to an aggregate maximum of $1.0 million. A Merus Equity Financing for the purpose of this Acquisition Agreement will include any offering of common shares of Merus Labs, or any other security convertible, exchangeable or exercisable into common shares of Merus Labs. Participation by Dacha in any such Merus Equity Financing will be on the same terms and at the same offering price as offered to other investors in the financing and will be conditional upon Dacha receiving all required regulatory approvals for its participation in the financing. Dacha will exercise such option within five (5) business days of receipt from Merus Labs of any written notice of offering that sets out the price and terms of such offering, or one (1) business day in the event of a bought deal offering.

3.5                            Voting Agreements. Concurrent with and as a condition of execution of this Acquisition Agreement by Merus Labs, Dacha will secure and deliver to Merus Labs the agreement of its directors, officers, Salida Capital International Limited and Goodwood Inc., to vote their common shares of Dacha in favour of the Acquisition at the Meeting in the form of voting and support agreement attached hereto as Schedule C.

3.6                            Transaction Structuring Fee. At the Closing, Merus Labs will pay to Dacha a transaction structuring fee (the “Structuring Fee”) equal to 3.5% of the aggregate value of the Merus Acquisition Shares based on the Agreed Market Value of the Merus Shares. The Structuring Fee will be paid by Merus Labs issuing to Dacha on Closing that number of common shares of Merus Labs (in addition to the Merus Acquisition Shares) equal to the Structuring Fee divided by the Agreed Market Value of the Merus Shares, rounded to the nearest whole number of Merus Shares (the “Merus Structuring Fee Shares”).

PART 4.
REPRESENTATIONS AND WARRANTIES

4.1                            Representations and Warranties of Dacha. Dacha hereby provides to Merus Lab the representations and warranties of Dacha set forth in Section 1.2 of Schedule A of this Acquisition Agreement with respect to Dacha and as set forth in Section 1.3 of Schedule A of this Acquisition Agreement with respect to Newco and the Newco Common Shares and acknowledges that Merus Labs is relying on these representations and warranties in entering into this Acquisition Agreement. Dacha will complete the incorporation and organization of Newco such that the representations and warranties of Dacha with respect to Newco and the Newco Common Shares will be true and correct as at the Closing Date

4.2                            Representations and Warranties of Merus Labs. Merus Labs hereby provides to Dacha the representations and warranties of Merus Labs set forth in Section 1.4 of Schedule A of this Acquisition Agreement and acknowledges that Dacha is relying on these representations and warranties in entering into this Acquisition Agreement.

4.3                            Survival of Representations and Warranties. The representations and warranties of the parties contained in this Acquisition Agreement or in any certificate or other instrument delivered pursuant hereto or in connection herewith shall survive the Closing and continue in full force and effect until the 12 month anniversary of the Closing Date.

PART 5
CONDITIONS TO CLOSING

5.1                            Merus Labs Conditions. The obligations of Merus Labs to complete the Acquisition will be subject to the following conditions (the “Merus Labs Closing Conditions”), each of which Merus Labs Closing Conditions is for the exclusive benefit of Merus Labs and may waived in whole or in part by it at any time:

(a)        incorporation and organization of Newco in the manner contemplated by this Acquisition Agreement;

 (b)        receipt by Merus Labs of all required regulatory approvals, including approval of the Toronto Stock Exchange (the “TSX”) and NASDAQ:

(c)        no Material Adverse Change with respect to Dacha will have occurred from the date hereof to the date of completion of the Acquisition;

(d)        all of the representations and warranties of Dacha set forth in Section 1.2 (with respect to Dacha) and Section 1.3 (with respect to Newco and the Newco Common Shares) of Schedule A to this Acquisition Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Acquisition;

(e)        Dacha will have complied, in all material respects, with all of its covenants and obligations as set forth in this Acquisition Agreement;

(f)        no action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Acquisition;

(g)        the completion of a business, tax, legal and financial review of Newco by Merus Labs and its advisors to the satisfaction of Merus Labs, acting reasonably, to confirm the organization of Newco as contemplated by this Acquisition Agreement;

(h)        as at Closing, Newco will (i) have Newco Closing Cash of not less than $6,000,000, less the amount of cash, if any, invested by Dacha in any Merus Equity Financing pursuant to Section 3.4 of this Acquisition Agreement, (ii) have no other assets, and (iii) not be subject to any liabilities, all as reflected on a unaudited balance sheet of Newco to be prepared in accordance with IFRS, signed by two officers of Dacha, dated as at the Closing Date and delivered to Merus Labs on Closing (the “Newco Balance Sheet”); and

(i)        Merus Labs shall have received an opinion of Goodman LLP, in a form satisfactory to Merus Labs, acting reasonably, addressing customary corporate law matters regarding Newco.

5.2                            Dacha Conditions. The obligations of Dacha to complete the Acquisition will be subject to the following conditions (the “Dacha Closing Conditions”), each of which Dacha Closing Conditions is for the exclusive benefit of Dacha and may waived in whole or in part by it at any time:

(a)        receipt by Dacha of all required regulatory approvals, including approval of the TSX Venture Exchange (the “TSX-V”) and the shareholders of Dacha;

(b)        Merus Labs shall have paid the Structuring Fee to Dacha at Closing in accordance with Section 3.6;

(c)        Merus Labs will have completed the offer and sale of an aggregate of $10 million Series A Preferred Shares, as disclosed in its press release dated June 10, 2014 (the “Merus Preferred Share Offering”);

(d)        no Material Adverse Change with respect to Merus Labs will have occurred from the date hereof to the date of completion of the Acquisition;

(e)        all of the representations and warranties of Merus Labs set forth in this Acquisition Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Acquisition;

(f)        Merus Labs will have complied, in all material respects, with all of its covenants and obligations as set forth in this Acquisition Agreement;

(g)        no action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Acquisition; and

(h)        Dacha shall have received an opinion of McMillan LLP, in a form satisfactory to Dacha, acting reasonably, addressing customary matters for a transaction of the type contemplated by this Acquisition Agreement, including customary securities law opinions in respect of the issuance and first trade of the Merus Acquisition Shares and the Merus Structuring Fee Shares.

5.3                            Material Adverse Change. For the purposes of this Acquisition Agreement, “Material Adverse Change” means, with respect to Dacha or Merus Labs, as applicable, any change, effect, event or occurrence which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, prospects, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Dacha or Merus Labs, as applicable and on a consolidated basis, except to the extent of any change, effect, event or occurrence results from or in connection with: (i) any change in general economic, business, or market conditions or in national or global financial, currency exchange or capital markets or (ii) any change generally affecting the industry in which the Dacha or Merus Labs, as applicable, carry on their business, provided, however, that with respect to clauses (i) and (ii) such matter does not have a materially disproportionate effect on Dacha or Merus Labs, as applicable.

PART 6
INTERIM PERIOD COVENANTS AND OTHER PROVISIONS

6.1                            Dacha Shareholders Meeting. The Acquisition will be submitted to the shareholders of Dacha for consideration and approval at a special meeting (the “Meeting”) to be convened by Dacha as soon as reasonably possible after its execution of this Acquisition Agreement. Merus Labs shall provide to Dacha all information regarding Merus Labs, its affiliates and the Merus Shares as required by Applicable Laws for inclusion in any information circular prepared by Dacha in connection with the Meeting. Merus Labs shall ensure that such information does not include any misrepresentation (as defined in the Securities Act (Ontario)) concerning Merus Labs or the Merus Acquisition Shares.

6.2                            Due Diligence. Dacha will provide Merus Labs and its representatives and professional advisors with access to all of Dacha’s (and Newco’s upon incorporation) businesses, operations, properties and facilities, its books, documents and records and access to its officers, employees and professional advisors as Merus Labs may reasonably request for the purposes of confirming (i) the satisfaction of the conditions precedent to Closing set forth in this Acquisition Agreement as they relate to Newco and (ii) the absence of any litigation or liens against Dacha that could reasonably be expected to attach to the Newco Shares or otherwise preclude or delay the consummation or delay transactions contemplated by this Acquisition Agreement.

6.3                            Confidentiality. Each party hereto agrees that all information and documents received from the other party in connection with the evaluation of the transactions contemplated by this Acquisition Agreement will be kept confidential and Merus Labs and Dacha in accordance with the terms of the confidentiality agreement between them dated June 10, 2014 (the “Confidentiality Agreement”).

6.4                            Conduct of Business. Except as contemplated in this Acquisition Agreement, between the date hereof and the Closing of the Acquisition, Dacha will operate its businesses in the ordinary course and consistent with past practice and not enter into any transactions other than in the ordinary course of business.

6.5                            Merus Material Transactions. Dacha expressly acknowledges that Merus Labs will be entitled to complete, at its discretion, material debt and equity financings, which may include the issuances of common shares, preferred shares or securities convertible into equity shares, debt financings and product acquisitions during the period between the date hereof and the Closing.

6.6                            Covenants of Merus Labs. Merus Labs will act expeditiously and in good faith in:

(a)        reviewing and finalizing the information circular for the Meeting in form satisfactory to both Dacha and, only with respect to information included in the information circular relating to Merus Labs and the Merus Shares, Merus Labs, each acting reasonably,

(b)        seeking applicable regulatory approvals for the Acquisition, and

(c)        completing the Acquisition and the Preferred Share Offering.

6.7                            Covenants of Dacha. Dacha will act expeditiously and in good faith in:

(a)        convening the Meeting,

(b)        preparing and finalizing the information circular for the Meeting in form satisfactory to both Dacha and, only with respect to information included in the information circular relating to Merus Labs and the Merus Shares, Merus Labs, each acting reasonably,

(c)        soliciting shareholder approval for the Acquisition;

(d)        seeking applicable regulatory approvals for the Acquisition, and

(e)        completing the Acquisition.

PART 7
CLOSING

7.1                            Closing. Dacha and Merus Labs will use commercially reasonable best efforts to complete the Closing on or before August 15, 2014, or such other date as is acceptable to the parties hereto acting reasonably.

7.2                            Closing Date. The Closing Date will be a Business Day as agreed to by Dacha and Merus Labs which is no earlier than three Business Days following the date of receipt by Dacha of approval of its shareholders to the Acquisition and no later than five Business Days following such date, subject to the satisfaction or waiver (to the extent permitted by applicable law) of all of the other conditions to Closing set forth in Sections 5.1 and 5.2 (other than those conditions to Closing which by their nature are to be satisfied by actions taken at Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of all such conditions at Closing), or such other date as agreed to by the parties hereto acting reasonable. If Dacha and Merus Labs cannot agree on such closing date, then it will be the fifth Business Day following Dacha shareholder approval, subject to the satisfaction or waiver (to the extent permitted by applicable law) of all of the other conditions to Closing set forth in Sections 5.1 and 5.2 (other than those conditions to Closing which by their nature are to be satisfied by actions taken at Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of all such conditions at Closing)

7.3                            Closing Deliveries. On closing and subject to satisfaction or waiver of the conditions to Closing in favour of each party to this Acquisition Agreement, the parties will complete the following deliveries to give effect to the Closing, which deliveries will be made by each party contingent upon the required deliveries of the other party:

(a)        Dacha will deliver to Merus Labs:

(i)        a certificate of an officer of Dacha confirming the satisfaction of the conditions set forth in Sections 5.1(d) and (e);

(ii)       certificates representing the Newco Common Shares registered in the name of Dacha, duly endorsed for transfer to Merus Labs,

(iii)        resolutions of the directors of Newco approving the transfer of the Newco Common Shares to Merus Labs and the issuance to Merus Labs of a certificate representing the Newco Common Shares;

(iv)       certificates representing the Newco Common Shares registered in the name of Merus Labs;

(v)        a resignation of Peter Puccetti as a director and officer of Newco;

(vi)       the Newco Balance Sheet,

(vii)      a current dated statement from the Newco Bank confirming the Newco Closing Cash in the Newco Bank Account as at the Closing Date;

(viii)     all documentation reasonably required to give effect to the change of authorized signatories of the Newco Bank Account; and

(ix)        the books and records of Newco.

(b)        Merus Labs will deliver to Dacha:

(i)        a certificate of an officer of Merus Labs confirming the satisfaction of the conditions set forth in Sections 5.2(e) and (f);

(ii)       certificates representing the Merus Acquisition Shares registered in the name of Dacha, and

(iii)      certificates representing the Merus Transaction Fee Shares registered in the name of Dacha.

PART 8
TERMINATION

8.1                           Termination. This Acquisition Agreement may be terminated by either party, provided such party is not in breach of this Acquisition Agreement, if the Acquisition has not been completed on or before August 31, 2014, provided that no such termination will relieve any party from liability for any breach of any provision of this Acquisition Agreement.

PART 9
INDEMNIFICATION

9.1                            Indemnification in Favour of the Merus Labs. Dacha will indemnify and save Merus Labs harmless of and from, and will pay for, any Damages up to a maximum aggregate amount equal to the Newco Closing Cash suffered by, imposed upon or asserted against it as a result of, in respect of, connection with, or arising out of, under or pursuant to:

(a)        any breach or inaccuracy of any representation or warranty of Dacha in this Acquisition Agreement; or

(b)        any failure of Dacha to perform or fulfill any of its covenants or obligations under this Acquisition Agreement.

9.2                            Indemnification in Favour of Dacha. Merus Labs will indemnify and save Dacha harmless of and from, and will pay for, any Damages up to a maximum aggregate amount equal to the Newco Closing Cash suffered by, imposed upon or asserted against it as a result of, in respect of, connection with, or arising out of, under or pursuant to:

(a)        any breach or inaccuracy of any representation or warranty of Merus Labs in this Acquisition Agreement; or

(b)        any failure of Merus Labs to perform or fulfill any of its covenants or obligations under this Acquisition Agreement.

9.3                            Third Party Claims. Promptly after the assertion by any Person of any Third Party Claim (a “Third Party Proceeding”) against any Person entitled to indemnification under this Acquisition Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or Damages for which such Indemnitee would be entitled to indemnification pursuant to this Acquisition Agreement, such Indemnitee will promptly notify the Party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding. Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the Person, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim. The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor. Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee. The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding. Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both Parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor. The Party or Parties conducting the defence of any Third Party Proceeding will keep the other Party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

PART 10
MISCELLANEOUS

10.1                      Notices. Any notice, direction or other communication given regarding the matters contemplated by this Acquisition Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to Dacha at:

212 King Street West, Suite 201
Toronto, Ontario M5H 1K5

Attention: Peter Puccetti Telephone: (416) 348-8585 Facsimile: (416) 203-0734

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention: Michael Partridge Telephone: (416) 597-5498 Facsimile: (416) 979-1234

(a)	to the Purchaser at:

100 Wellington Street West
Suite 2110, P.O. Box 151 Toronto, ON M5K 1H1

Attention: Andrew Patient Telephone: (416) 593-3725 Facsimile: (416) 593-4434 with a copy to: McMillan LLP
181 Bay Street
suite 4400
Toronto, ON M5J 2T3 Attention: Michael Taylor Telephone: (604) 691-7410 Facsimile: (604) 893-2669

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

10.2                      Transaction Expenses. Merus Labs, on the one hand, and Dacha, on the other hand, will each pay their respective costs and expenses incurred in connection with the transactions contemplated by this Acquisition Agreement (including fees and expenses of legal counsel, accountants and other representatives and advisors).

10.3                      Time of the Essence. Time shall be of the essence in this Acquisition Agreement.

10.4                      Press Releases. Merus Labs and Dacha will jointly issue a news release concerning the Acquisition forthwith upon execution of this Acquisition Agreement. Neither Merus Labs nor Dacha will make any press release, public announcement or public statement about the Acquisition and other transactions contemplated herein which has not been previously approved by the other, each acting reasonably. Notwithstanding the foregoing, either party may make a press release or filing with a regulatory authority if counsel for such party advises that such press release or filing is necessary in order to comply with applicable law or the rules and policies of any securities regulatory authority or stock exchange having jurisdiction over the party, in which case such party will first make a reasonable effort to obtain the approval of the other party.

10.5                      Governing Law. This Acquisition Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.6                      Assignment. Neither this Acquisition Agreement nor the rights, interests and obligations hereunder shall be assignable without the prior written consent of the other party, provided that Merus Labs may assign this Acquisition Agreement to a wholly-owned subsidiary and further provided that Merus Labs guarantees the performance of all obligations herein by such subsidiary.

10.7                      Currency. Unless otherwise indicated, all references to dollar amounts in this Acquisition Agreement are expressed in Canadian dollars.

10.8                      No Other Arrangements. This Acquisition Agreement is being executed by Merus Labs in reliance upon the representation that Dacha has no legal obligation, absolute or contingent, to any other person or entity to sell any substantial portion of the assets of Dacha, to sell a majority of Dacha Shares or to effect any merger, consolidation, recapitalization or other business combination of Dacha or to enter into any agreement with respect thereto or which is otherwise in conflict with the proposed Acquisition or the provisions hereof.

10.9                      Entire Agreement. This Acquisition Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, including the Letter Agreement. For greater certainty, the Letter Agreement is of no further force and effect and neither party has any remaining obligations or liabilities under the Letter Agreement.

10.10                   Binding Agreement. This Acquisition Agreement is intended to constitute a legal, valid and binding obligation of Merus Labs and Dacha.

10.11                   Counterparts. This Acquisition Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

Kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and returning such executed copy to Merus Labs by no later than 5:00 p.m. Toronto time on the 4th day of July, 2014, failing which this Acquisition Agreement shall be of no force or effect.

Yours truly,

MERUS LABS INTERNATIONAL INC.

By:        “Elie Farah”
              Name: Elie Farah
              Title: Chief Executive Officer

Dacha hereby confirms the terms of this Acquisition Agreement as set out herein on July 4, 2014.

DACHA STRATEGIC METALS INC.

By:        “Peter Puccetti”
              Name: Peter Puccetti
              Title: Chief Executive Officer

SCHEDULE A

DEFINITIONS AND REPRESENTATIONS AND WARRANTIES

Section 1.1 Definitions

The following terms will have the meanings set forth below in this Schedule A and in the Acquisition Agreement and terms defined in the Acquisition Agreement will have such meanings in this Schedule A:

(a)

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, statutory body or self-regulatory authority;

(b)

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Reporting Jurisdictions, their respective regulations, rulings, rules, orders and prescribed forms thereunder, and the applicable published policy statements issued by the Securities Commissions thereunder;

(c)	“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

(d)

“Claim” means any civil, criminal, administrative, regulatory or arbitral action, suit, proceeding, claim or demand and any claim or demand resulting therefrom or any other claim and demand of whatever nature or kind;

(e)

“Damages” means, whether or not involving a Claim by a third party, any and all loss, liability, cost, claim, interest, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any Claim or any assessment, judgement, settlement or compromise relating thereto (including the costs, fees and expenses of legal counsel on a full indemnity basis without reduction for tariff rates or similar reductions and all reasonable costs of investigation) and including diminution in value;

(f)

“Debt Instrument” means any loans, notes, bonds, debentures, indentures, promissory notes (including those issued in connection with various acquisitions), mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

(g)

“Governmental Authority” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law, rule, or regulation-making entity having jurisdiction on behalf of any nation or state or province or other subdivision thereof including any municipality or district;

(h)

“Governmental Authorization” means any authorization, order, permit, approval, grant, license, quota, consent, commitment, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like which may be issued or granted by law or by rule or regulation of any Governmental Authority;

(i)	“Governmental Charges” means all Taxes, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, due and payable to any Governmental Authority;

(j)

“Knowledge” means, with respect to either Dacha or Merus Labs, the actual knowledge of the senior executive officers of Dacha or Merus Labs, as applicable, after reasonable inquiry of the relevant subject matter;

(k)

“Lien” means any lien, pledge, security interest, charge, claim, mortgage, deed of trust, option, warrant, purchase right or option, right of first refusal or similar right, lease, easement, adverse claim, title retention agreement or other encumbrance or restriction of any kind;

(l)

“Material Agreements” of a Person means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including without limitation joint venture agreements, licences, sub-licenses, finance leases, supply agreements, distribution agreements, transportation agreements, sales agreements or any other similar type agreements, to which to which such Person or its subsidiaries, as applicable, is a party or to which their business assets are otherwise bound, and which is material to Person or its subsidiaries, as applicable, on a consolidated basis;

(m)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without stock capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or Governmental Authority however designated or constituted;

(n)	“Reporting Jurisdictions” means, collectively, the provinces in which Dacha or Merus Labs, as applicable, is a reporting issuer;

(o)	“Securities Commissions” means, collectively, the securities commissions in each of the Reporting Jurisdictions, as applicable;

(p)

“Tax” or Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the Closing or at any time in the future, by any Governmental Authority of or within Canada and the United States, together with penalties, fines, additions to tax and interest on or in respect of, or in lieu of or for non-payment of, any such taxes;

(q)	“Tax Returns” means any return, report, information return or other document relating to Taxes; and

(r)	“Third Party Claim” means a Claim made against any Person entitled to indemnification under this Acquisition Agreement by any Person who is not a party.

Section 1.2 Representations and Warranties of Dacha

             Dacha represents and warrants to Merus Labs as follows and acknowledges that Merus Labs is relying upon such representations and warranties in entering into the Acquisition Agreement:

(1)        Definitions. The following terms will have the meanings set forth below in this Section 1.2 of Schedule A:

(a)

“Dacha Audited Financial Statements” means the consolidated audited financial statements of Dacha for the fiscal year ending March 31, 2013, and, upon issuance and release, the fiscal year ending March 31, 2014, including the consolidated statements of financial position, consolidated statements of operating and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders equity, for the period then ended and the notes thereto;

(b)	“Dacha Business” means the business of Dacha as disclosed in the Dacha Disclosure Record;

(c)

“Dacha Business Assets” means all tangible and intangible property and assets owned by Dacha and its subsidiaries in connection with the Dacha Business, including those assets reflected in the Dacha Financial Statements;

(d)

“Dacha Disclosure Record” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports, and other documents filed by Dacha since April 1, 2012, whether before or after the date of this Acquisition Agreement, on SEDAR under Applicable Securities Laws;

(e)	“Dacha Financial Statements” means the Dacha Audited Financial Statements and the Dacha Interim Financial Statements;

(f)

“Dacha Interim Financial Statements” means the consolidated unaudited financial statements of Dacha for the three and nine month periods ending December 31, 2013 including the condensed consolidated interim statements of financial position, condensed consolidated interim statements of operating and comprehensive loss, condensed consolidated interim statements of cash flows and condensed consolidated interim statements of changes in shareholders’ equity for the periods then ended and the notes thereto;

(g)

“Dacha Required Consents and Approvals” means the following consents and approvals required to enable Dacha to complete the Acquisition and the transactions contemplated pursuant to this Acquisition Agreement:

(i) the approval of the TSX Venture Exchange, and

(ii) the approval of the shareholders of Dacha to the Acquisition;

(h)	“subsidiaries”, with reference to “Dacha and its subsidiaries” and similar statements below, includes Newco upon its incorporation and the issuance of any of the Newco Common Shares.

(2)        Corporate Authorization. The execution and delivery of this Acquisition Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the board of directors of Dacha.

(3)        Enforceability. This Acquisition Agreement has been duly executed by Dacha and constitutes valid and binding obligations of Dacha enforceable against Dacha in accordance with its terms subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

(4)        No Conflict. None of (i) the entering into of this Acquisition Agreement by Dacha, or, (ii) the performance by Dacha of any of its obligations under this Acquisition Agreement has or will:

(a)	contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of Dacha;

(b)	any Material Agreement or Governmental Authorization to which Dacha is a party or by which it may be bound; or

(c)	provided the Required Consents and Approvals are obtained, contravene or breach any Applicable Laws, Applicable Securities Laws or TSX Venture Exchange policies.

(5)        Consents and Approvals. Except for the Dacha Required Consents and Approvals, no Governmental Authorization or authorization, consent or approval of, or filing with or notice to any other Person, stock exchange or Securities Commission is required in connection with the execution, delivery or performance of this Acquisition Agreement and the completion of the Acquisition and the fulfillment of the terms hereof and thereof by Dacha.

(6)        Stock Exchange Compliance. Dacha is, and will at Closing be, in compliance in all material respects with the by-laws, rules, policies and regulations of the TSX Venture Exchange.

(7)        Reporting Issuer Status. As at the date hereof, Dacha is a “reporting issuer” in each of the Reporting Jurisdictions within the meaning of Applicable Securities Laws, and is not currently in default of any material requirement of the Applicable Securities Laws of such jurisdictions and Dacha is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions.

(8)        Continuous Disclosure. Dacha is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Change with respect to Dacha which has not been publicly disclosed and the information and statements in the Dacha Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and Dacha has not filed any confidential material change reports which remain confidential as at the date hereof.

(9)        Financial Statements.

(a)	The Dacha Financial Statements have been prepared in accordance with the applicable IFRS applied on a consistent basis throughout the periods involved.

(b)

The Dacha Financial Statements fairly, completely and accurately present the consolidated financial position of Dacha and the results of its consolidated operations as of the dates and throughout the periods indicated in all material respects.

(c)

Except as disclosed in the Dacha Disclosure Record, there has been no material adverse change in the financial position of Dacha since the date of the latest balance sheet included in the Dacha Financial Statements.

(d)

On the date hereof, there are no material off-balance sheet transactions, arrangements, obligations or other relationships of Dacha or its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to result in a Material Adverse Change with respect to Dacha.

(e)	The auditors of Dacha who audited the Audited Financial Statements and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws.

(f)	There has not been any reportable disagreement (within the meaning of NI 51-102) with the auditor of Dacha.

(g)

Except as disclosed in the Dacha Disclosure Record, there has been no change in accounting policies or practices of Dacha or its subsidiaries since the date of the latest balance sheet included in the Dacha Financial Statements, other than the adoption of certain additional IFRS measures as disclosed in the Dacha Financial Statements.

(10)      Absence of Undisclosed Liabilities. Dacha, on a consolidated basis, does not have any outstanding liabilities, contingent or otherwise, other than:

(a)	liabilities set out in the Dacha Financial Statements; and

(b)

liabilities in respect of trade or business obligations incurred after since the date of the latest balance sheet included in the Dacha Financial Statements in the ordinary course of the Dacha Business, consistent with past practice, none of which, individually or collectively, has had or would reasonably be expected to result in a Material Adverse Change with respect to Dacha.

(11)      Absence of Changes. Since the date of the latest balance sheet included in the Dacha Financial Statements and except as set out in the Dacha Disclosure Record, there has not been:

(a)	any Material Adverse Change with respect to Dacha, or

(b)

any transaction or transactions entered into by Dacha or its subsidiaries, other than those in the ordinary course of business, which are material with respect to Dacha and its subsidiaries on a consolidated basis.

(12)      Guarantees etc. Neither Dacha nor any Subsidiary is a party to or is bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person.

(13)      Material Agreements. All of the Material Agreements to which Dacha and its subsidiaries are party are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Dacha and its subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement. Except as disclosed in the Dacha Disclosure Record neither Dacha nor any of its subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that Dacha or any of its subsidiaries is in breach, violation or default under any Material Agreement in any material respect and no other party, to Dacha’s Knowledge, is in breach, violation or default of any material term under any Material Agreement.

(14)      Debt Instruments. Neither Dacha nor any of its subsidiaries is party or subject to any Debt Instruments.

(15)      Title to the Business Assets. The Dacha Business Assets are owned by Dacha free and clear of all Liens.

(16)      Litigation. Except as disclosed in the Dacha Disclosure Record, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; to Dacha’s Knowledge, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving Dacha, or any of its subsidiaries (whether in progress or threatened) which, if determined adversely to Dacha or the applicable subsidiary would result in a Material Adverse Change with respect to Dacha; and to Dacha’s Knowledge, no event has occurred which might give rise to any Proceedings against or involving Dacha, or any of its subsidiaries, which, if determined adversely to Dacha or the applicable subsidiary would result in a Material Adverse Change with respect to Dacha. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Dacha or any of its subsidiaries.

(17) Taxes.

(a)

Except as disclosed or as set out in the Dacha Disclosure Record, Dacha and each of its subsidiaries has filed, in a timely manner, all material Tax Returns required to be filed by them in accordance with all Applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such Tax Returns are correct and complete in all material respects. All Taxes owed and due by Dacha or any of its subsidiaries (whether or not shown on any tax return) have been fully paid when due. Dacha has maintained adequate provision on its books and records for all Taxes that have accrued but are not yet due. Any Taxes payable in respect of any period prior to the date hereof are, in aggregate, not greater than the aggregate reserve for Taxes included in the Dacha Financial Statements. Neither Dacha nor any of its subsidiaries has received any written notice of any claim made by any Governmental Authority in any jurisdiction where such entity did not file Tax Returns that Dacha or any of its subsidiaries was or may be subject to taxation therein.

(b)

There are no material proceedings in progress, pending or threatened against Dacha or any of its subsidiaries in respect of any Governmental Charges and, in particular, there are no currently outstanding material assessments, reassessments or written enquiries which have been issued to, or raised in respect of, Dacha or any of its subsidiaries by any Governmental Authority relating to any Governmental Charges.

(c)	Dacha and each of its subsidiaries has withheld or collected and remitted when due all amounts required to be withheld or collected and remitted by them in respect of any Governmental Charges.

(d)

There are no Liens for Governmental Charges (other than Liens for Governmental Charges not yet due) upon, pending against or, to the Knowledge of Dacha, threatened against any assets of Dacha or any of its subsidiaries.

(e)

Neither Dacha nor any of its subsidiaries has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, Tax sharing arrangement, Tax indemnification agreement or otherwise for any Taxes of any Person other than Dacha or any of its subsidiaries.

(18)      No Fees or Commissions. Except as expressly provided by this Acquisition Agreement, neither Dacha nor any of its subsidiaries is or will be obligated to pay any fee or commission to any Person in connection with the transactions contemplated by this Acquisition Agreement.

(19)      Residency. Dacha is a resident of Canada for the purposes of the Income Tax Act (Canada).

Section 1.3 Representations and Warranties of Dacha regarding Newco

             Dacha represents and warrants to Merus Labs as follows and acknowledges that Merus Labs is relying upon such representations and warranties in entering into the Acquisition Agreement. Each of the following representations and warranties is given with respect to Newco will be true and correct and made in favour of Merus Labs as of Closing.

(1)        Incorporation. Newco will have been duly incorporated and will be validly existing under the laws of its jurisdiction of incorporation.

(2)        Corporate Power. Newco will have all requisite corporate power, capacity and authority to carry on its business as now conducted and to own, lease and operate its properties and assets as reflected on the Newco Balance Sheet.

(3)        Corporate Records and Books of Account. The corporate records and minute books of Newco will contain all consent resolutions and all minutes of all meetings of directors and shareholders held since incorporation, and all those meetings were duly held. The stock certificate books and registers of shareholders of Newco will be complete and accurate and all material financial transactions of Newco will have been accurately recorded in those books and records.

(3)        Newco Common Shares. The authorized capital of Newco will consist of an unlimited number of common shares. The number of Newco Common Shares as reflected on the Newco Balance Sheet will be outstanding as fully paid and non-assessable shares of Newco. All of the issued and outstanding common shares of Newco will be fully paid and non-assessable and will have been duly and validly authorized and issued in compliance with all Applicable Laws. No Person will have any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of Newco or any other security convertible into or exchangeable for any such shares.

(4)        Corporation Authorization. The transfer of the Newco Common Shares by Dacha to Merus Labs and the issuance of a certificate representing the Newco Common Shares in the name of Merus Labs will have been duly authorized by all necessary corporate action of Newco.

(5)        Title to Newco Common Shares. The Newco Common Shares will be owned by Dacha immediately prior to Closing as the legal and beneficial with good title, free and clear of all Liens and with full power, right and authority to transfer such shares to Merus Labs in the manner contemplated by this Acquisition Agreement.

(6)        Business. Newco will not carry on any business other than its ownership of the Newco Closing Cash.

(7)        Title to the Business Assets. The Newco Closing Cash will be owned by Newco free and clear of all Liens.

(8)        Financial Statements.

(a)	The Newco Balance Sheet will be prepared in accordance with the applicable IFRS applied on a consistent basis throughout the periods involved.

(b)	The Newco Balance Sheet will fairly, completely and accurately present the financial position of Newco as at the date thereof.

(9)        Absence of Undisclosed Liabilities. Newco will not, as at the Closing Date, have any outstanding liabilities, contingent or otherwise, other than liabilities set out in the Newco Balance Sheet.

(10)      Guarantees etc. Newco will not be party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of Dacha or any Person.

(11)      Material Agreements. Newco will not be party to any Material Agreements other than the subscription agreements entered into between Dacha and Newco pursuant to which Dacha will have purchased and Newco has issued the Newco Common Shares.

(12)      Debt Instruments. Newco will not be party or subject to any Debt Instruments.

(13)      Litigation. There will not be any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; to Dacha’s Knowledge, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving Newco; and to Dacha’s Knowledge, no event will have occurred which might give rise to any Proceedings against or involving Newco. There will not be any judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Newco.

(14)      Taxes. Newco will not have filed any Tax Returns with any Governmental Authority.

Section 1.4 Representations and Warranties of Merus Labs

             Merus Labs represents and warrants to Dacha as follows and acknowledges that Dacha is relying upon such representations and warranties in entering into the Acquisition Agreement:

(1)        Definitions. The following terms will have the meanings set forth below in this Section 1.4 of Schedule A:

(a)

“Merus Labs Audited Financial Statements” means the consolidated audited financial statements of Merus Labs for the fiscal year ending September 30, 2013, including the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity, for the period then ended and the notes thereto;

(b)

“Merus Labs Disclosure Record” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports, and other documents filed by Merus Labs since October 1, 2013, whether before or after the date of this Acquisition Agreement, on SEDAR under Applicable Securities Laws;

(c)	“Merus Labs Financial Statements” means the Merus Labs Audited Financial Statements and the Merus Labs Interim Financial Statements;

(d)

“Merus Labs Interim Financial Statements” means the consolidated unaudited financial statements of Merus Labs for the three and six month period ending March 31, 2014 including the condensed consolidated interim balance sheets, condensed consolidated interim statements of operations, condensed consolidated interim statements of cash flows and condensed consolidated interim statements of changes in equity for the periods then ended and the notes thereto;

(e)	“Merus Labs Material Subsidiaries” means

	(i)	Merus Labs Luxco S.a.r.l., a Luxembourg company, and

	(ii)	Merus Labs Netherlands BV, a Netherlands company;

(f)

“Merus Labs Required Consents and Approvals” means the following consents and approvals required to enable Merus Labs to complete the Acquisition and the transactions contemplated pursuant to this Acquisition Agreement:

	(i)	the approval of the TSX Venture Exchange; and

	(ii)	the approval of NASDAQ.

(2)        Corporate Authorization. The execution and delivery of this Acquisition Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the board of directors of Merus Labs.

(3)        Enforceability. This Acquisition Agreement has been duly executed by Merus Labs and constitutes valid and binding obligations of Merus Labs enforceable against Merus Labs in accordance with their terms subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

(4)        No Conflict. None of (i) the entering into of this Acquisition Agreement by Merus Labs, or, (ii) the performance by Merus Labs of any of its obligations under this Acquisition Agreement has or will:

(a)	contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of Merus Labs;

(b)	any Material Agreement or Governmental Authorization to which Merus Labs is a party or by which it may be bound; or

(c)	provided the Required Consents and Approvals are obtained, contravene or breach any Applicable Laws, Applicable Securities Laws or Exchange policies.

(5)        Consents and Approvals. Except for the Merus Labs Required Consents and Approvals, no Governmental Authorization or authorization, consent or approval of, or filing with or notice to any other Person, stock exchange or Securities Commission is required in connection with the execution, delivery or performance of this Acquisition Agreement, the completion of the Acquisition and the fulfillment of the terms hereof by Merus Labs.

(6)        Capitalization. The authorized capital of Merus Labs consists of an unlimited number of Common Shares, of which, as of the date hereof, 70,321,262 common shares are outstanding as fully paid and non-assessable shares of Merus Labs, and an unlimited number of preferred shares, none of which are currently outstanding. All of the issued and outstanding common shares of Merus Labs are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all Applicable Laws. Upon issuance in accordance with the terms of this Acquisition Agreement, the Merus Acquisition Shares and the Merus Structuring Fee Shares shall be duly and validly authorized and issued, in compliance with all Applicable Laws, as fully paid and non-assessable common shares of Merus Labs.

(7)        Obligations to Issue Securities. Except (i) as set out in this Acquisition Agreement, (ii) as otherwise publicly disclosed in the Merus Labs Disclosure Record, and (iii) the Preferred Share Offering, there are no agreements, options, warrants, rights of conversion or exchange or other rights under which Merus Labs is, has been or may become, obligated to issue any securities or any securities convertible or exchangeable, directly or indirectly, into any securities of Merus Labs and no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued common shares, warrants, other securities or convertible obligations of any nature of Merus Labs.

(8)        Stock Exchange Compliance.

(a)	Merus Labs is, and will at Closing be, in compliance in all material respects with the by- laws, rules, policies and regulations of the TSX and NASDAQ; and

(b)

as of the date hereof, the currently issued and outstanding Common Shares of Merus Labs are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of Merus Labs or prohibiting the sale of the Common Shares or the trading of any of Merus Labs’s issued securities has been issued and no proceedings for such purpose are pending or, to the best of Merus Labs’s Knowledge, information and belief, threatened.

(9)        Reporting Issuer Status. As at the date hereof, Merus Labs is a “reporting issuer” in each of the Reporting Jurisdictions within the meaning of Applicable Securities Laws, and is not currently in default of any material requirement of the Applicable Securities Laws of such jurisdictions and Merus Labs is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions.

(10)      Continuous Disclosure. Merus Labs is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Change with respect to Merus Labs which has not been publicly disclosed and the information and statements in the Merus Labs Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and Merus Labs has not filed any confidential material change reports which remain confidential as at the date hereof.

(11)      Financial Statements.

(a)	The Merus Labs Financial Statements have been prepared in accordance with the applicable IFRS applied on a consistent basis throughout the periods involved.

(b)

The Merus Labs Financial Statements fairly, completely and accurately present the consolidated financial position of Merus Labs and the results of its consolidated operations as of the dates and throughout the periods indicated in all material respects.

(c)

Except as disclosed in the Merus Labs Disclosure Record, there has been no material adverse change in the financial position of Merus Labs since the date of the latest balance sheet included in the Merus Labs Financial Statements.

(d)

On the date hereof, there are no material off-balance sheet transactions, arrangements, obligations or other relationships of Merus Labs or the Merus Labs Material Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to result in a Material Adverse Change with respect to Merus Labs.

(e)

The respective auditors of Merus Labs who audited the Audited Financial Statements and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws.

(f)	There has not been any reportable disagreement (within the meaning of NI 51-102) with the auditor of Merus Labs.

(g)

Except as disclosed in the Merus Labs Disclosure Record, there has been no change in accounting policies or practices of Merus Labs or its subsidiaries since the date of the latest balance sheet included in the Merus Labs Financial Statements, other than the adoption of certain additional IFRS measures as disclosed in the Merus Labs Financial Statements.

(12)      Absence of Undisclosed Liabilities. Merus Labs, on a consolidated basis, does not have any outstanding liabilities, contingent or otherwise, other than:

(a)	liabilities set out in the Merus Labs Financial Statements; and

(b)

liabilities in respect of trade or business obligations incurred after since the date of the latest balance sheet included in the Merus Labs Financial Statements in the ordinary course of the Merus Labs Business, consistent with past practice, none of which, individually or collectively, has had or would reasonably be expected to result in a Material Adverse Change with respect to Merus Labs.

(13)      Absence of Changes. Since the date of the latest balance sheet included in the Merus Labs Financial Statements and except as set out in the Merus Labs Disclosure Record, there has not been:

(a)	any Material Adverse Change with respect to Merus Labs, or

(b)

any transaction or transactions entered into by Merus Labs or its subsidiaries, other than those in the ordinary course of business, which are material with respect to Merus Labs and its subsidiaries on a consolidated basis.

(14)      Guarantees etc. Neither Merus Labs nor any subsidiary is a party to or is bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than with respect to inter-corporate guarantees among Merus Labs and its subsidiaries.

(15)      Material Agreements. All of the Material Agreements and Debt Instruments to which Merus Labs and its subsidiaries are party are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Merus Labs and its subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement and each Debt Instrument. Except as disclosed in the Merus Labs Disclosure Record neither Merus Labs nor any of its subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that Merus Labs or any of its subsidiaries is in breach, violation or default under any Material Agreement or Debt Instrument in any material respect and no other party, to Merus Labs’ Knowledge, is in breach, violation or default of any material term under any Material Agreement or Debt Instrument.

(16)      Litigation. Except as disclosed in the Merus Labs Disclosure Record, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; to Merus Labs’ Knowledge, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving Merus Labs, or any of its subsidiaries (whether in progress or threatened) which, if determined adversely to Merus Labs or the applicable subsidiary would result in a Material Adverse Change with respect to Merus Labs; and to Merus Labs’ Knowledge, no event has occurred which might give rise to any Proceedings against or involving Merus Labs, or any of its subsidiaries, which, if determined adversely to Merus Labs or the applicable subsidiary would result in a Material Adverse Change with respect to Merus Labs. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Merus Labs.

(17)      Taxes.

(a)

Except as disclosed or as set out in the Merus Labs Disclosure Record, Merus Labs and each of its subsidiaries has filed, in a timely manner, all material Tax Returns required to be filed by them in accordance with all Applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such Tax Returns are correct and complete in all material respects. All Taxes owed and due by Merus Labs or any of its subsidiaries (whether or not shown on any tax return) have been fully paid when due. Merus Labs has maintained adequate provision on its books and records for all Taxes that have accrued but are not yet due. Any Taxes payable in respect of any period prior to the date hereof are, in aggregate, not greater than the aggregate reserve for Taxes included in the Merus Labs Financial Statements. Neither Merus Labs nor any of its subsidiaries has received any written notice of any claim made by any Governmental Authority in any jurisdiction where such entity did not file Tax Returns that Merus Labs or any of its subsidiaries was or may be subject to taxation therein.

(b)

There are no material proceedings in progress, pending or threatened against Merus Labs or any of its subsidiaries in respect of any Governmental Charges and, in particular, there are no currently outstanding material assessments, reassessments or written enquiries which have been issued to, or raised in respect of, Merus Labs or any of its subsidiaries by any Governmental Authority relating to any Governmental Charges.

(c)	Merus Labs and each of its subsidiaries has withheld or collected and remitted when due all amounts required to be withheld or collected and remitted by them in respect of any Governmental Charges.

(d)

There are no Liens for Governmental Charges (other than Liens for Governmental Charges not yet due) upon, pending against or, to the Knowledge of Merus Labs, threatened against any assets of Merus Labs or any of its subsidiaries.

(e)

Neither Merus Labs nor any of its subsidiaries has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, Tax sharing arrangement, Tax indemnification agreement or otherwise for any Taxes of any Person other than Merus Labs or any of its subsidiaries.